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                               September 14, 2005




Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attention:  Mr. Larry Spirgel
               Assistant Director

                  Re:      Emergency Medical Services L.P.
                           Registration Statement on Form S-1
                           Filed on August 2, 2005 (File No. 333-127115)

Dear Mr. Spirgel:

      Our client, Emergency Medical Services L.P. ("EMS"), has filed today with the Commission Pre-Effective Amendment No. 1 to EMS's Registration Statement on Form S-1.

      The following responds to the Staff's comments contained in your letter dated September 2, 2005 concerning the above-referenced document. The text of the Staff's comments is set forth in italics below, followed by the response of EMS. Certain responses refer to specific pages without reference to a document; these are references to pages of the registration statement contained in Amendment No. 1. The information in these responses was provided to us by EMS.

      Enclosed with the copy of this letter being hand-delivered to Daniel F. Zimmerman are four copies of Amendment No. 1, marked to show changes from the Registration Statement on Form S-1 filed on August 2, 2005.

General

1. We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A, such as the anticipated price range. Please note that we may have additional comments once you have provided this disclosure. Also, we may have further comments after you revise to clarify the effects of your reorganization. Therefore, please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

      RESPONSE:

      We understand that the Staff may have additional comments when the disclosure is revised to include information that may not be omitted under Rule 430A, and when the document is revised to clarify the effects of the reorganization.
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September 14, 2005
Page 2

2. We encourage you to file all exhibits with your next amendment or otherwise furnish us drafts of your legality opinion and underwriting agreement. We must review these documents before the registration statement is declared effective, and we may have additional comments.

      RESPONSE:

      Drafts of the underwriting agreement and our legality opinion are being provided to the Staff concurrently with the filing of Amendment No. 1. We understand that the registration statement will not be declared effective until the Staff has completed its review of the final documents.

3. Please provide us with copies of your prospectus artwork prior to circulating your preliminary prospectus. Since we may have comments that could result in material revisions to your artwork, please provide us with sufficient time to comment on your artwork prior to circulating your preliminary prospectus. See Item VIII of the March 31, 2001 quarterly update to the Division of Corporation Finance's Current Issues and Rulemaking Projects outline, which is available on our website at http://www.sec.gov/divisions/corpfin/cfcrq032001.htm.

      RESPONSE:

      The prospectus artwork is included in Amendment No. 1.

4. We note the growth estimate data and other figures cited throughout the document, such as those provided by the Centers for Medicare and Medicaid Services, the CDC and the Journal of Emergency Medical Services. Please provide us with marked copies of any materials that support these and other third party statements, clearly cross-referencing each statement with the underlying factual support. In addition, please remove your statement that you cannot guarantee the accuracy and completeness of the information, as you are responsible for the disclosure in your registration statement.

      RESPONSE:

      Concurrently with the filing of Amendment No. 1, we are providing to the Staff the materials that support the statements regarding the growth estimate data and other such figures cited in the prospectus. As requested, the materials being provided to the Staff cross-reference each relevant statement with the appropriate factual support.

      We note the Staff's comment and we are removing the statement "and cannot guarantee its accuracy and completeness" under the section captioned "Industry and Market Data" on page i. As revised, the sentence reads in its entirety as follows:

            Although we believe these sources are reliable, we have not independently verified the information.

Front Cover of Prospectus

5. Please confirm to us in your response letter that all of the underwriters listed on the cover are managing underwriters. Otherwise, please delete them. See Item 501(b)(8)
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September 14, 2005
Page 3

      of Regulation S-K. In addition, please remove the term "Joint Book-Running Managers" from the front cover of the prospectus, as this information is more appropriate for disclosure in the plan of distribution or the back cover page.

      RESPONSE:

      We confirm that all of the underwriters listed on the cover page are managing underwriters.

      The term "Joint Book-Running Managers" has been removed from the front cover and is now included on the back cover page.

About this Prospectus, page ii

6. Please revise to incorporate the disclosure on this page into the prospectus summary or body of the prospectus, as appropriate. For example, move the explanation about your financial information to the summary financial data to the extent it is already not disclosed there.

      RESPONSE:

      The disclosure on this page has been incorporated into the Summary and the body of the prospectus, as appropriate.

7. Glossaries are generally not appropriate in the front portion of prospectuses and should be avoided in the body of the prospectus. Instead, revise as appropriate so that your disclosure is clear from its context, and use everyday language. See Rule 421(b)(3) of Regulation C. Furthermore, since potential investors will be purchasing securities in your company after any pre-offering reorganization, draft your disclosure from an investor's perspective by focusing on the company as it will exist at the time of the offering.

      RESPONSE:

      The disclosure in the Summary and the body of the prospectus has been revised to include descriptions of terms in the context of that disclosure.

      The disclosure has been revised, where appropriate, to refer to the issuer after giving effect to the reorganization, and limiting references to the company pre-reorganization to those sections which describe the history of the issuer.

8. Please revise throughout the registration statement to use a more descriptive term than "the acquisition" to refer to your February 2005 acquisition by Onex Partners LP, as the use of this term assumes that potential investors are familiar with the history of your company.

      RESPONSE:

      Throughout the prospectus, where appropriate we have changed references to "the acquisition" to "our acquisition of AMR and EmCare."
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September 14, 2005
Page 4

Prospectus Summary, page 1

9. As currently drafted, the summary section is too long. The summary should provide a brief, balanced, non-repetitive discussion of the most material aspects of you and your offering. Please reduce the amount of detail by carefully considering and identifying those aspects of the offering that are the most significant and determine how best to highlight those points in clear, plain language. For example, consider significantly reducing or deleting the subsections entitled Competitive Strengths, Business Strategy and Our Equity Investor. This disclosure is too detailed for the summary and is more appropriate for your Business discussion. Furthermore, the amount of detail you provide about your equity investor, Onex Partners, is confusing, as potential investors are investing in your company and not Onex Partners.

      RESPONSE:

      The Summary has been revised to reduce the disclosure and delete repetitive information.

      The section on the equity investor has been deleted in its entirety.

10. After you reduce the summary, please revise to begin your prospectus summary with an overview very briefly disclosing the following information:

      - in February 2005, an investor group led by Onex Partners LP and Onex Corporation and including members of your management purchased your operating subsidiaries, AMR and EmCare from Laidlaw International, Inc., and Laidlaw in turn purchased the subsidiaries in 1997;

      - you will continue to pay an annual management fee of $1 million to Onex for five years;

      - the purchase price for your operating subsidiaries, the amount of the purchase price that was financed by debt and the amount and type of that debt that you plan to repay with proceeds from this offering;

      - the percentage of the equity interest and the voting power that you are selling in this offering; and

      - following this offering, management and Onex affiliates will continue to own ___ % of the economic equity interest and ___ % of the voting power of the company, including ___ shares of Class B common stock and ___"LP exchangeable units" each of which has ten votes, as opposed to one vote per share of Class A common stock being sold in this offering.

      RESPONSE:

      The section of the Summary captioned "Company History" has been revised and expanded. Consistent with the Staff's comment that the prospectus should focus on the company after the pre-offering reorganization, we have not shifted this section to the forepart of the Summary. See page 4.
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September 14, 2005
Page 5

11. In portions of your prospectus, your use of business jargon, industry and defined terms makes your disclosure difficult to understand. We encourage you to make your disclosure understandable from its context to people who are not experts in your industry. Examples of terms and phrases that you should replace or explain with everyday language are:

      - your statements that AMR's investments allow them "to deliver a compelling value proposition to our customers;"

      -     "core component of the patient care continuum;"

      - "increased demand for technology-enhanced and data-driven providers;"

      - "our ability to leverage our infrastructure and technology to drive increased productivity and efficiency;"

      - "Our initial implementation of these technologies has improved our ability to capture revenue;"

      -     "CAGR;" and

      -     "IFT."

      RESPONSE:

      We have revised the disclosure with the goal of omitting industry jargon and terms that would not be understood by investors who are not familiar with the emergency medical services industry.

12. We note your statements about your leadership position. Please briefly state upon what measures you are basing your leadership claims where the statements first appear. In addition, clarify who expects the growth rate of ambulance transports to increase at a steady rate of 1% to 2% per year and who considers EmCare's risk management initiatives one of the leading programs of its kind in the emergency department industry.

      RESPONSE:

      In response to the Staff's comment, we have revised the third and fourth sentences of the first paragraph under the sections captioned "Summary -- Company Overview" and "Business -- Company Overview" on pages 1 and 66, respectively, to read in their entirety as follows:

            AMR is the leading provider of ambulance services in the United States, based on net revenue and number of transports. EmCare is the leading provider of outsourced emergency department staffing and related management services in the United States, based on number of contracts with hospitals and affiliated physician groups.

      In response to the Staff's comment with respect to the growth rate of ambulance transports, we have revised the last sentence of the first paragraph under the section captioned "Summary -- Emergency Medical Services Industry -- Ambulance Services" to
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September 14, 2005
Page 6

      note that this is a belief of the company, based on demographic trends. See page 2. That sentence reads in its entirety as follows:

            Given demographic trends, we expect the total number of ambulance transports to continue to grow at a steady rate of 1% to 2% per year.

      The same change has been made in the last sentence of the second paragraph in the section captioned "Industry -- Ambulance Services." See page 65.

      In response to the Staff's comment regarding EmCare's risk management initiative, we have revised the first sentence of the paragraph in the section captioned "Summary -- Competitive Strengths -- Focus on Risk Management" on page 3 to read in its entirety as follows:

            Considered by certain insurance industry consultants to be one of the leading programs of its kind in the emergency department industry, EmCare's risk management initiatives are enhanced by the use of our professional liability claims database and comprehensive claims management.

      The same change has been made in the first sentence of the section captioned "Business -- Competitive Strengths -- Focus on Risk Management." See page 68.

      The insurance industry consultants referred to are Aspen Reinsurance Company and MARSH USA, Inc.

13. Please identify who is "one of the largest managed care organizations" with which you have an exclusive contract. Confirm in your response letter that you receive a material amount of revenues from this contract.

      RESPONSE:

      This reference is now omitted in the Summary. We expect to identify Kaiser Permanente as "one of the largest care organizations" in the section captioned "Business -- Competitive Strengths -- Significant Scale and Geographic Presence" pending receipt of Kaiser's permission to do so.

      We confirm that the company receives significant revenue from this contract, but it represents less than 10% of the company's total net revenue. The referenced contract covers only inter-facility transports for Kaiser patients, and therefore does not include AMR's 911 emergency response transports for Kaiser members.

The Offering, page 6

14. Please disclose that the number of shares being offered represents ___% of your shares outstanding and ___% of your voting power.

      RESPONSE:

      We have added the following as the first sentence of the second full paragraph on page 6:
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September 14, 2005
Page 7

            The number of shares of class A common stock being offered in the offering represents ___% of our common stock outstanding and ___% of our combined voting power.

15. Very briefly clarify here and under Use of Proceeds on page 33 that your underwriters are affiliates of the lenders under the credit facility that you will repay with proceeds from this offering.

      RESPONSE:

      We have added the following under the sections captioned "The Offering -- Use of Proceeds" and "Use of Proceeds" on pages 6 and 28:

            Certain of the underwriters of this offering or their affiliates are lenders under our senior secured credit facility and, in that capacity, will receive a portion of the net proceeds of this offering.

Summary of Historical Combined, Consolidated and Pro
Forma Consolidated Financial Information and Other Data, page 7

16. Please confirm that your calculation of adjusted EBITDA in this section is identical to its calculation in your senior secured credit facility. Second, provide the discussion suggested by "Answer 10" of our June 13, 2003 "Frequently Asked Questions Regarding the Use of Non-GAAP Financial. Measures" for your use of adjusted EBITDA. Third, revise your characterization of the amounts that you refer to as EBITDA since it is not calculated as "earnings before interest, taxes, depreciation, and amortization." Fourth, provide separate statements of purpose for each of EBITDA and adjusted EBITDA, as required by Item 10(e)(1)(i)(C) and (D) of Regulation S-K. And fifth, make any other revisions to your presentation necessary to comply with Item 10(e) of Regulation S-K and other staff guidance.

      RESPONSE:

      To be consistent with our senior secured credit facility, we have revised the calculation of EBITDA, as adjusted, to exclude Onex management fees as well as the other exclusions identified in footnote (4) to the table on page 8. The description of EBITDA, as adjusted, has been added to the description of financial covenant ratios in the "Debt Facilities" section of MD&A, together with a discussion of items addressed in "Answer 10" of your June 13, 2003 "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures". We have also redefined EBITDA as "income
      (loss) from operations before depreciation and amortization expenses," thereby excluding items not typically considered in calculating EBITDA. Footnote (4) on page 8 has also been revised to provide separate statements of purpose for EBITDA and EBITDA, as adjusted. We believe these revisions comply with the presentation requirements set forth in Item 10(e) of Regulation S-K.

Risk Factors, page 10

17. Revise to move the risk factors under the caption Risk Factors Related to our Capital Structure, at pages 26 through 28, to the beginning of your Risk Factor discussion on page 10, since those seem to be the most relevant risks you disclose.
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September 14, 2005
Page 8

      RESPONSE:

      The risk factors relating to the company's capital structure have been moved to the front of the "Risk Factors" section. See page 10.

18. Many of your risk factors are too long, too vague, too generic or bundle multiple risks under one risk factor. Meaningful risk factor disclosure should clearly present adequate but not excessive detail about distinct risks to your company or your offering. For example, please revise the following risk factors:

      - "We could be subject to lawsuits for which we are not fully insured or reserved, and our insurance reserves are subject to inherent uncertainties," page 10. This risk factor bundles together multiple distinct risks including the risk that you may be sued, the risk that your actuarial assumptions may be inaccurate and the risk that your commercial insurance company providers may cease to be creditworthy. In order to give the proper prominence to each risk you present, please assign each risk its own descriptive subheading and tailor the risks to your circumstances.

      - "We are subject to the financial risks associated with our fee-for-service contracts," page 11. This risk factor is too long. Please revise to eliminate excessive and unnecessary background and detail from these and other risk factors. It is sufficient to identify briefly the risk at the outset and provide only enough detail to place the risk in context. Move more extensive discussions to the Business or other appropriate sections.

      - "The high level of competition in our segments ...," page 13. This risk factor is also too long. Please revise to disclose the risk to investors more briefly and move the detailed discussion to the Business section in connection with your discussion of competition.

      - "Our business depends on numerous complex information systems ...," page 14. This risk factor is too vague in that you do not present sufficient, but not excessive, information for investors to assess the magnitude of the risk. Please revise accordingly. As currently drafted, this risk factor is also generic in that it could apply to any company. Please revise to clearly explain how each risk applies to your industry, company, or offering. Additionally, please revise the bodies of this and your other risk factors so that the bodies of the risk factors explain how the risk described in the caption may occur and avoid the generic conclusion that the risks "may materially harm our operations" or that your operations "may be materially and adversely affected."

      In your revisions, provide quantitative details where possible to put the risk in context. For example, we note your estimates of decreased revenues due to regulatory changes on pages 47 and 48.

      Again, these are only examples. Please revise throughout. We may comment further once you have revised your risk factors and risk factor captions to ensure that they clearly and concisely describe the risk, the consequences of the risk and how the risk specifically applies to you.
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September 14, 2005
Page 9

      RESPONSE:

      We have revised the risk factors to make them more focused, to separate out identifiable risks and to more clearly articulate how each risk applies to the company. We have also added quantitative details where possible.

      19. Please remove your statement that, "The risks and uncertainties described below are not the only ones we face" and the subsequent sentence. You are required to present all risks and uncertainties known to you. In addition, once you describe all material risks, and tailor each one to your specific facts and circumstances, you will not need this generic risk disclosure.

      RESPONSE:

      We have deleted the following sentence from page 10:

            The risks and uncertainties described below are not the only ones we face.

      Since only risks and uncertainties known to the company can be described, we do not think it is inappropriate to advise the potential investor that "[a]dditional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also materially and adversely affect our business operations." Accordingly, we have not omitted that sentence.

Risk Factors Related to Our Business, page 10

We may become involved in litigation ..., page 15

20. This risk factor appears to duplicate disclosure in your first risk factor on page 10. Revise to replace repetitive risk disclosure with a single risk factor. Also revise to combine repetitive risk factor disclosure on pages 18 and 21 regarding third party reimbursements. Similarly revise elsewhere as appropriate.

      RESPONSE:

      We have revised the risk factors to combine them, as suggested.

Risk Factors Related to Healthcare Regulation, page 16

We conduct business in a heavily regulated industry ..., page 16

21. This risk factor is too long. Revise to disclose the risk to investors briefly, consider separately discussing each discrete risk, and move the rest of this discussion to your Regulatory Matters discussion at page 92. Similarly revise each of the risk factors from pages 16 through 26 and move most of this detail to your Business discussion.
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September 14, 2005
Page 10

      RESPONSE:

      The healthcare regulatory risk factors have been revised substantially, and a significant portion of the text has been moved to the section captioned "Business -- Regulatory Matters" beginning on page 90.

Formation of Holding Company, page 32

22. Please revise this discussion to present the information for the perspective of investors who are not already familiar with your restructuring plan. Emphasize the consequences of the restructuring rather than isolated legal steps. For example, clarify what will be the post-restructuring ownership structure of the new entity, including the number of Class A common stock, Class B common stock; Class B special voting stock and LP exchangeable units. The disclosure as currently drafted is not clear regarding what numbers of these securities will be outstanding following the restructuring.

      RESPONSE:

      We have revised the discussion to emphasize the consequences of the reorganization rather than the steps to be implemented to effectuate the resulting holding company structure. See page 27.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 45

Key Factors and Measures We Use to Evaluate Our Business, page 46

23. You reference several measures that you use to evaluate your business. To the extent material, revise the discussion of your operating results to clarify your analysis of these measures.

      RESPONSE:

      The company has reviewed the discussion of operating results and has made selected changes to provide additional clarity to variances and key measures driving those variances. The company has deleted the key factor for EmCare labeled Contract and other support costs, as costs included in this factor are included in two separate line items -- operating expenses and selling, general and administrative costs -- and the company has determined that keeping the expense categories separated provides better information for the potential investor. See page 43.

      Results of Operations, page 48

24. With respect to the increase in net revenue, expand your disclosure for all periods presented to discuss the factors behind AMR's increase in weighted transports and EmCare's increase in patient encounters. Refer to
      Item 303(a)(3)(iii) of Regulation S-K for further guidance.
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September 14, 2005
Page 11

      RESPONSE:

      We have added additional language, as appropriate, to further clarify increases in AMR weighted transports (throughout MD&A) and EmCare patient visits (in particular, see page 43).

25. With respect to insurance expense, discuss the factors behind the favorable development of claim costs and reserve estimates and whether you believe this trend will continue.

      RESPONSE:

      An explanation of the factors behind the favorable development of claims costs and reserve estimates, as well as the company's view as to whether the trend will continue, has been added to the section under the caption "Key Factors and Measures We Use to Evaluate Our Business" for each business segment. We have concluded that this presentation, rather than repeating language in each relevant period, would provide the most clear and concise explanation to a potential investor. See pages 42 and 43.

Five months ended June 30, 2005 (Successor) compared to the five months ended June 30, 2004 (Predecessor), page 52

26. You make several statements that "Costs incurred to date to replace the services previously performed by Laidlaw are included in the statement of operations." Revise the statements to disclose the amounts of those costs. See pages 52, 53, 54 and 55 under "Laidlaw fees and compensation charges." Similarly revise elsewhere as appropriate to quantify the comparable effects following your purchase from Laidlaw.

      RESPONSE:

      We have quantified the costs incurred to replace Laidlaw services for each period. Similar disclosure has been added to the relevant Risk Factor, to footnote (2) on page 9 and to footnote (1) in each of the pro forma statements of operations. See pages 9, 15, 36, 37, 49 and 51.

27. Revise to clarify why you include Onex management fees in Selling, general and administrative expenses of EmCare on page 53 but not for AMR on page
      52. Similarly clarify what are the "professional fees of $1.2 million, primarily related to post-acquisition consulting fees" under Operating expenses for AMR on page 52 and your similar disclosure on page 54.

      RESPONSE:

      Onex management fees are included in "Selling, general and administrative expenses" for both AMR and EmCare. Because the amount of the fee was not material for AMR, it was not highlighted as a material component of the period change. We have revised the AMR section to include a reference to the amount of those fees so the potential investor understands that Onex fees apply to both operations. See page 48.

      We have revised the AMR "operating expenses" section to clarify that the post-acquisition professional fees in the amount of $1.2 million
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September 14, 2005
Page 12

      consisted primarily of audit fees and consulting fees for valuations. See pages 48 and 50.

Liquidity and Capital Resources, page 62

Debt Facilities, page 63

28. Please revise to clarify why the $24.3 million in outstanding letters of credit reduces the amount available to you under the revolving credit facility. Also clarify how you used the proceeds from those letters of credit. Additionally clarify how and when you repaid the $20.2 million you initially borrowed under the revolving credit facility.

      RESPONSE:

      In response to the Staff's comments, we have deleted the last sentence of the second paragraph in the section captioned "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources -- Debt Facilities" and have substituted the following (see page 59):

            At June 30, 2005, we had repaid the outstanding balance of the revolving credit facility with cash flow from operations and we had no amounts outstanding under that facility. Under the terms of our senior secured credit facility, our letters of credit outstanding reduce our available borrowings under the revolving credit facility. At June 30, 2005, our outstanding letters of credit totaled $24.3 million, including $16.0 million to support our self-insurance program and $8.3 million to secure our performance under certain 911 emergency response contracts.

29. Please disclose clearly whether or not you will incur a prepayment penalty or any similar charges in connection with repaying portions of the credit facility with proceeds from this offering.

      RESPONSE:

      We have added a sixth paragraph in the section captioned "Management's Discussion and Analysis of Financial Condition and Results of Operation -- Liquidity and Capital Resources -- Debt Facilities" on page 60 that reads as follows:

            We will not incur a prepayment penalty or any similar charges in connection with our repayment of amounts outstanding under our senior secured credit facility with proceeds from this offering. Amounts repaid under the term loan will not be available for future borrowing.

Tabular Disclosure of Contractual Obligations and Other Commitments, page 64

30. Revise to clarify where you disclose the $1 million annual management fee payable to Onex.

      RESPONSE:

      The table has been revised to include a line item titled "Other contractual obligations" and a footnote (4) has been added on page 61 which reads as follows:
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September 14, 2005
Page 13

            (4) Includes Onex management fees, dispatch fees and responder fees.

31. Also clarify that you are disclosing all contractual obligations required by Item 303(a)(5) of Regulation S-K, not just cash obligations.

      RESPONSE:

      The heading on the table has been revised to delete the word "cash." All contractual obligations are included. See page 61.

Critical Accounting Policies, page 65

32. Please discuss your policy with respect to determining when a receivable is recorded as a bad debt and ultimately written off. In addition, disclose the steps you take in determining the adequacy of your reserves and disclose the make up of bad debt expense by payer class (self-pay, commercial insurance/managed care, Medicare and Medicaid or any other categories with material collection uncertainties) at the most recent balance sheet date.

      RESPONSE:

      A new section has been added on page 62, preceding "Revenue Recognition", to discuss the company's policy with respect to accounts receivable. It reads in its entirety as follows:

            Trade and Other Accounts Receivable

            We determine our allowances based on payor reimbursement schedules, historical write-off experience and other economic data. The allowances for contractual discounts and uncompensated care are reviewed monthly. Account balances are charged off against the uncompensated care allowance when it is probable the receivable will not be recovered. Write-offs to the contractual allowance occur when payment is received. The allowance for uncompensated care is related principally to receivables recorded for self-pay patients.

Industry, page 67

33. Revise to balance your statements about estimated growth in the healthcare industry by also very briefly disclosing the increased incidence of healthcare-related litigation and regulatory uncertainty that you discuss in your Risk Factors.

      RESPONSE:

      We note the Staff's comment with respect to balancing our statements about estimated growth in the healthcare industry. We do not think it is necessary or appropriate to repeat, in this section, a summary of the regulatory and other challenges facing the industry which are discussed extensively elsewhere in this prospectus. We have added, however, a cross-reference under the caption "Industry -- Emergency Medical Services Industry," to the healthcare regulatory sections of the prospectus. See page 64.
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September 14, 2005
Page 14

Business, page 69

American Medical Response, page 73

Contracts, page 78

34. We note your references to contracts with Kaiser, Aetna, Healthnet, Cigna and SummaCare in context. To clarify the materiality of these customers, please disclose whether any of these customers represent revenues amounting to 10% or more of your revenues. Provide similar context in your discussion of EmCare contracts at page 88 and elsewhere as appropriate.

      RESPONSE:

      In response to the Staff's comment, we have added the following sentence at the end of the fourth paragraph in the section captioned "Business -- American Medical Response -- Contracts" on page 75 and after the first sentence of the third paragraph in the section captioned "Business -- EmCare -- Contracts" on page 86:

            None of these customers represent revenue that amounts to 10% of our fiscal 2004 total net revenue.

Legal Matters, page 82

35. You discuss several government investigations and similar matters at pages 24, 82, 91, 100, F-24 and F-41. Please revise to disclose in a single location the factual bases alleged, the amounts in dispute and other relief sought. See Item 103 of Regulation S-K.

      RESPONSE:

      The government investigations described in "Risk Factors -- Risk Factors Related to Healthcare Regulation", beginning on page 18 and "Business -- Regulatory Matters", beginning on page 90, include descriptions of prior period settlements. These are included in those sections to inform a potential investor of the types of issues specific to EMS's business that might give rise to a government investigation of EMS, and the impact of related settlement agreements on the company's operations. The sections captioned "Business -- AMR -- Legal Matters" beginning on page 80 and "Business -- EmCare -- Legal Matters" beginning on page 89 include the current disclosure required by Item 103 of Regulation S-K. The financial statement footnotes include the disclosure required by Item 103 of Regulation S-K for the historical periods covered by those financial statements, as well as current disclosure.

Corporate Compliance Program and Corporate Integrity Obligations, page 99

36. Revise to clarify what you mean by "the guidance provided by the OIG" on page 99 and provide more detail to provide context for your statement on page 100 that "as a condition to settlement of two government investigations, certain of our operations are subject to Corporate Integrity Agreements, or CIAs, with the HHS."

      RESPONSE:

      The disclosure has been revised in response to the Staff's comment. See page 99.

September 14, 2005
Page 15

Management, page 101

37. Revise to clarify what you mean by your statement on page 105 that "we granted to each of Messrs. Epstein, Kelly and Smith an option to purchase 2,500 partnership units." To what partnership are you referring? Similarly clarify your discussion under Equity Plans beginning at page 108.

      RESPONSE:

      The sentence on page 105 relating to the option grants to directors has been revised to read in its entirety as follows:

            When they were elected to the board, we granted to each of Messrs. Epstein, Kelly and Smith an option to purchase ___ shares of class A common stock at an exercise price of ______ per share, with the same vesting schedule as is applicable to our executive officers.

      The discussion under Equity Plans has been revised to clarify that the class A common stock is the class of security subject to Equity Plans. See pages 108 and 109.

Executive Compensation, page 105

38. We note that you have disclosed fiscal year 2005 option grants information for options granted in connection with your acquisition of AMR and EmCare. Please consider also providing disclosure of, or a cross-reference to, the bonuses paid to your named executive officers in connection with the acquisition.

      RESPONSE:

      We have included the following sentence in the last paragraph of the section captioned "Executive Compensation" on page 106:

            See "Certain Relationships and Related Party Transactions -- Transactions with Laidlaw -- Management Bonuses in Connection with Our Acquisition of AMR and EmCare" for information relating to amounts paid by Laidlaw to the named executive officers in connection with our acquisition of AMR and EmCare.

Employment Agreements, page 107

39.   Revise to clarify on page 108 how the target bonus percentages operate.

      RESPONSE:

      To clarify the operation of the target bonuses, we have added the following text as the sixth sentence of the first paragraph in the section captioned "-- Employment Agreements" on page 108:

            The target bonus percentage, expressed as a percentage of annual salary, set forth in each agreement represents the bonus amount payable to the executive if all of the performance criteria are achieved.

September 14, 2005
Page 16

Description of Capital Stock, page 113

40. Please revise the Overview so that the number of securities that you disclose will be outstanding on closing this offering is consistent with your disclosure elsewhere, including under The Offering on page 6, Formation of Holding Company on page 32 and Capitalization on page 34. For example, at the bottom of page 6, you suggest that all of the LP exchangeable units will be converted into shares of Class B common stock. Elsewhere you indicate that the LP exchangeable units will remain outstanding and unconverted and that there will be no outstanding Class B common stock.

      RESPONSE:

      We have revised the Overview to disclose the number of securities that will be outstanding on the closing of the offering. The revised text on page 113 reads in its entirety as follows:

            On the closing of this offering, if the underwriters' over-allotment option is not exercised, we and EMS L.P. will have outstanding the following securities:

                  - ____ shares of class A common stock, held by our management and persons who purchase shares in this offering,

                  - ____ shares of class B common stock, held by certain former holders of interests in EMS L.P.,

                  - one share of class B special voting stock, held by Onex Corporation as trustee for the holders of LP exchangeable units,

                  - ____ LP exchangeable units of EMS L.P., exchangeable on a one-for-one basis for shares of class B common stock, held by the Onex entities; and

                  - ____ other partnership units of EMS L.P., including the general partner interest, held by us.

      This disclosure is consistent with the outstanding securities reflected in the table in the section captioned "Capitalization". We have revised the disclosure elsewhere, including in the sections captioned "Summary -- The Offering" and "Formation of Holding Company," to reflect the same outstanding securities. See pages 6, 27 and 29. The only disclosures that assume the exchange of the LP exchangeable units for class B common stock are:

      - The table in the section captioned "Principal and Selling Stockholders". As described in note (1) to that table, this assumption is consistent with the definition of "beneficial ownership" since the units are exchangeable at any time at the option of the holder. See page 111.

      - The information in the section captioned "Dilution" and the table under the caption "Issuance of Shares" in the section captioned "Certain Relationships and Related Party Transactions." We believe that it is a more meaningful disclosure to a potential investor to give effect to the exchange for common stock when describing the Onex

September 14, 2005
Page 17

            entities' equity purchase price and the dilution to new investors. See pages 30 and 123.

Equityholder Agreements, page 119

41. Disclose how many shares are held by the "Other Investors" and how many shares are subject to the investor equityholders agreement.

      RESPONSE:

      The following text has been added between the first and second sentences of the first paragraph in the section captioned "-- Equityholders Agreements" on page 119:

            The securities subject to the agreement include the ___ LP exchangeable units held by the Onex entities and the _____ shares of our class A common stock and ___ shares of class B common stock held by the Other Investors.

Certain Relationships and Related Party Transactions, page 121

Management Bonuses in connection with the Acquisition, page 121

42. Please revise to disclose what were the conditions for receiving these bonuses.

      RESPONSE:

      The first and second sentences of the section captioned "-- Management Bonuses in Connection with Our Acquisition of AMR and EmCare" on page 121 has been revised to read in its entirety as follows:

            In connection with our acquisition of AMR and EmCare, Laidlaw paid bonuses to Mr. Sanger and Mr. Harvey of $12,691,032 and $2,270,002, respectively, pursuant to their employment agreements. Each agreement set forth a formula to determine the amount of bonus payable in connection with a sale by Laidlaw of 50% or more of EmCare, in the case of Mr. Harvey, and of 50% or more of AMR and/or EmCare, in the case of Mr. Sanger.

Shares Eligible for Future Sale, page 129

43. Please explain your statement in the second to last paragraph on page 129 that "[t]he issuance of the shares of our class A common stock to holders of EMS L.P. partnership units in connection with our formation as a holding company is registered by a prospectus included with the registration statement filed for this offering." You also make the same assertion in the first sentence of the next paragraph. Please tell us in your response letter whether you intend to register this transaction in the current registration statement. If so, why you do believe that you can register the offer by the company of class A common stock to holders of EMS L.P. partnership units? If not, upon what exemption from registration are relying? Please provide a thorough analysis in your response letter.

September 14, 2005
Page 18

      RESPONSE:

      We are including, in Amendment No. 1 to the current registration statement, the registration of the issuance of shares of Emergency Medical Services' class A common stock to holders of EMS L.P. partnership units in connection with the holding company formation. Amendment No. 1 includes a form of prospectus for that issuance. We do not believe that this issuance has the benefit of any exemption from registration under the Securities
      Act:

            - The issuance is not a private placement under Section 4(2) of the Securities Act. In addition to the EMS L.P. partnership units held by Emergency Medical Services' executive officers and directors, approximately 233,050 partnership units are held by approximately 170 employees, affiliated physicians and nurse practitioners who purchased those units in EMS L.P.'s offerings under Rule 701 and in reliance on the exemption provided by Rule 506.

                  The registration of the class A common stock does not include a registration of the resale of those shares, and we recognize that the resale by affiliates will remain subject to the requirements of Rule 144. See the text of the second bullet of the fifth paragraph of the section captioned "Shares Eligible for Future Sale -- Sale of Restricted Shares and Lock-Up Agreements," at page 130, which states that the shares of class A common stock issued in the exchange to executive officers and directors will not be eligible for sale under Rule 144 until the first anniversary of the offering.

            - The issuance is not exempt under Section 3(a)(9) of the Securities Act because it is not an issuance of securities by Emergency Medical Services to its existing security holders. Rather, Emergency Medical Services is issuing its class A common stock to holders of partnership units of a separate entity, EMS L.P., in connection with a reorganization in which the limited partnership will become a subsidiary of the issuer.

            - We considered the provisions of Rule 145 promulgated under the Securities Act relating to reclassifications of securities. The reorganization that will result in the formation of the holding company issuer is not of the type contemplated by section (a)(1) of the Rule as not involving a sale of securities. As described above, the issuance of securities in the holding company formation involves the substitution of the securities of one issuer (the corporation) for the securities of another (the limited partnership).

      Accordingly, we have concluded that the issuance of the shares of Emergency Medical Services' class A common stock in exchange for the EMS L.P. partnership units constitutes an offering that is subject to the requirements of Section 5 of the Securities Act. Because the issuance of the class A common stock in the exchange is being effected pursuant to the provisions of the limited partnership agreement of EMS L.P. and does not require the vote of the holders of the class B limited partnership units (that is, the units held by the management and employees) who will be receiving the class A common stock in the exchange, we have also concluded that the information contained in the prospectus for the initial public offering of the class A common stock is sufficient for this issuance to partnership holders. This is reflected in the form of prospectus included in Amendment No. 1.

September 14, 2005
Page 19

44. Please clarify what you mean by "class B exchangeable units" at the top of page 130.

      RESPONSE:

      The reference to "class B exchangeable units" was incorrect, and it has been replaced with a reference to "LP exchangeable units." See page 130.

Underwriting, page 131

IPO Pricing, page 132

45. Please revise to describe in greater detail the various factors considered in determining offering price. For example, disclose the price per share indicated by the February 2005 purchase of the business as well as the price per share indicated by the recent sales of unregistered securities that you disclose on pages II-2 to II-3. See Item 505 of Regulation S-K.

      RESPONSE:

      We have revised and expanded the section captioned "Underwriting -- IPO Pricing" on page 133.

Lock-up Agreements, page 133

46. Disclose how many shares are subject to the lock-up. Also disclose the number subject to the equityholders agreements you reference on page 119.

      RESPONSE:

      We have added the following sentence between the first and second sentences of the section captioned "-- Lock-up Agreements" on page 133:

            Our directors and executive officers own, in the aggregate, _____ shares of our class A common stock.

      Please see our response to comment 41 with respect to disclosure of the number of shares subject to the investor equityholders agreement.

      We have added the following sentence between the second and third sentences of the second paragraph of the section captioned "-- Equityholders Agreement" on page 120:

            _____ shares of our class A common stock are subject to the equityholders agreement.

Online Offering, page 133

47. Briefly describe any electronic distribution of the filing and identify any members of the underwriting syndicate that will engage in any electronic offer, sale or distribution of the shares and describe their procedures to us in your response letter. If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales or distributions after you respond to this comment, promptly supplement your response to identify those members and provide us with a description of their procedures.

September 14, 2005
Page 20

      Also, tell us in your response letter how your procedures ensure that the distribution complies with Section 5 of the Securities Act. In particular, please address:

      -     the communications used;

      -     the availability of the preliminary prospectus;

      - the manner of conducting the distribution and sale, such as the use of indications of interest or conditional offers; and

      -     the funding of an account and payment of the purchase price.

      To the extent that the SEC Division of Corporation Finance has already reviewed these procedures, please confirm this and tell us whether the underwriters have changed or revised the procedures subsequent to our clearance.

      Further, tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, identify the party and the website, describe the material terms of your agreement, and provide us with a copy of any written agreement. Provide us also with copies of all information concerning your company or prospectus that have appeared on their website. Again, if you subsequently enter into any such arrangements, promptly supplement your response.

      Finally, tell us whether any members of the selling group have made copies of the preliminary prospectus available over the Internet. If so, tell us when. If not, tell us whether they intend to do so. In this regard, please note that we would consider this posting a circulation of the preliminary prospectus.

      We may have further comment.

      RESPONSE:

      The information included in this response has been supplied to us by the underwriters.

                                      * * *

      Except as set forth below, none of the underwriters intends to engage in any electronic offer, sale or distribution of the shares in the United States or to U.S. persons on any electronic distribution website or platform.

      Each of Banc of America Securities LLC ("BAS"), J.P. Morgan Securities Inc. ("JPM") and Scotia Capital (USA) Inc. ("Scotia") may deliver the preliminary prospectus and any amendments thereto to certain of its clients by posting these documents online or transmitting an electronic version of the prospectus by email to clients upon their individual requests. These customers will also be sent a hard copy of the preliminary prospectus and any amendment thereto. Electronic versions of the preliminary prospectus and any amendments thereto will be made available to those customers only as a convenience. None of BAS, JPM or Scotia will rely on electronic delivery to meet its delivery obligations under the federal securities laws. No preliminary prospectus will be delivered electronically until a preliminary prospectus has been prepared and filed with the Staff in conformity with the Securities Act. Each of BAS, JPM and Scotia will only deliver hard

September 14, 2005
Page 21

      copies of the final prospectus to its customers. We understand that Ms. Katherine Wyatt of the Staff reviewed and approved BAS' electronic offering procedures and that BAS continues to employ the same procedures as those reviewed by Ms. Wyatt.

      We have been informed by Goldman, Sachs & Co. ("GS") that they or their affiliates may engage in the electronic offer, sale or distribution of securities and that such activities will be conducted in accordance with procedures previously reviewed by the Com-mission. GS has advised the company that its electronic distribution procedures do not contain any material changes from the electronic distribution procedures of GS last reviewed by the Staff.

      Credit Suisse First Boston ("CSFB") has informed us that it plans to post the preliminary prospectus and the final prospectus on the "Equity New Issues US" portion of its external website. Please note, however, that CSFB will not rely on such availability to satisfy its prospectus delivery requirements. The procedures employed in connection with CSFB's electronic website posting of the prospectus were reviewed by the Staff in connection with the Google Inc. initial public offering dated August 18, 2004, as well as the Spirit Finance initial public offering dated December 15, 2004. Moreover, screen shots of both the posting of the Google preliminary prospectus and the Spirit Finance preliminary prospectus on the "Equity New Issues US" portion of CSFB's external website were cleared by the Staff. Neither CSFB's procedures with respect to "Equity New Issues US" nor the appearance of the screen shots have changed since they were cleared by the Staff in the aforementioned transactions.

      In addition, CSFB has informed us that, as an accommodation to its customers, it sends PDF versions of the preliminary and final prospectuses only to potential investors who specifically request information from CSFB about similar offerings. Please note, however, that CSFB will not rely on the PDF versions to satisfy its prospectus delivery requirements. The PDF files are accompanied by an email that contains only a descriptive subject header (issuer name and type of document, e.g., preliminary prospectus, final prospectus) and the PDF icon, but no text message. CSFB's Equity Sales Force is under instructions that they may forward such email (along with the PDF) to their customers in the appropriate jurisdictions, provided no message is added to the email being forwarded. Subject lines and emails containing PDFs of preliminary and final prospectuses from CSFB do not depart substantively from the this format.

      If we become aware of any additional underwriters that may engage in electronic offers, sales or distributions after the date of this letter, we will promptly supplement this response to identify those underwriters and either provide a description of their procedures or confirm that their procedures have previously been reviewed by the Commission and have not been changed or revised subsequent to such review.

      The underwriters have advised us that they have no arrangement with a third party to host or access the preliminary prospectus on the Internet. While certain of the underwriters have contracted with Yahoo! NetRoadshow (www.netroadshow.com) (together with its affiliates, "Yahoo") to conduct an Internet roadshow, the purpose of this contract is not specifically to host or access the preliminary prospectus for this offering. The primary purpose of the Internet roadshow is to provide access to the roadshow to institutional investors who cannot, or elect not to, attend roadshow meetings in person. We have been further advised by the underwriters as follows: Yahoo! has informed such underwriters that it conducts Internet roadshows in accordance with the Net Roadshow

September 14, 2005
Page 22

      Inc. no-action letter dated July 30, 1997, received from the Commission in connection with virtual road-shows. In accordance with such no-action letter, an electronic version of the preliminary prospectus, identical to the copy filed with the Commission and distributed to live attendees, is required to, and will, be made available on the website.

      We have been further advised by the underwriters as follows: Under the Yahoo! NetRoadshow master services agreements (the "Agreements"), Yahoo has agreed to design, host and maintain an access page containing programming including the road show and other audio and/or audiovisual broadcasts. Yahoo has agreed to utilize its software and hardware to transmit, distribute, perform and display the programming and to provide the server space to archive the programming. Yahoo will host broadcasts on the Internet according to specifications and on dates and times set forth in the Agreements. Yahoo has also agreed to comply with specific response letters from the Office of Chief Counsel, Division of Corporate Finance, Securities and Exchange Commission and any ruling or release relating to the Internet broadcast of road shows or similar presentations known to Yahoo, as applicable and to the extent compliance is required by the broadcaster of the road show or other programming, subject to such compliance by the underwriters.

      Pursuant to the Agreements, Yahoo is granted a worldwide exclusive and royalty-free right and license to, among other things, transmit, display, copy and publicly distribute the programming set forth therein. Road shows transmitted will be a live or recorded transmission of one that was actually presented before a live, physically present audience of eligible persons who have had the chance to ask and get answers to questions. The underwriters will make the preliminary prospectus available to all who are able to view the road show.

      We have been informed that the Staff has previously been provided with copies of the Agreements.

                                      * * *

         We will promptly supplement this response with information relating to any third party arrangements that other underwriters are putting into place as such information becomes available to us.

Where You Can Find More Information, page 137

48. You may revise your reference to the SEC's public reference room to include the current address of our public reference room at 100 F Street, N.E., Washington, DC 20549.

      RESPONSE:

      We have revised the text to include the current address. See page 137.

Financial Statements of American Medical Response, Inc. and EmCare Holdings Inc., page F-1

Combined Statements of Cash Flow, page F-8

September 14, 2005
Page 23

49. Please tell us why your insurance deposits increased for the five months ended January 31, 2005 and fiscal year 2004 when you discuss in MD&A improved claims development trends.

      RESPONSE:

      The Laidlaw insurance deposits disclosed on the cash flow statements for the five months ended January 31, 2005 and fiscal year 2004 relate to the company's AMR business segment and result from a change in the makeup and funding of AMR's workers compensation, auto and general liability insurance programs. For fiscal 2002 and fiscal 2003, these programs were administered by a third-party provider. The deposits related to these programs are included as the primary component of cash flows from other investing activities. Beginning in fiscal 2004, the company returned to the Laidlaw insurance program. The deposits beginning in fiscal 2004 have been disclosed separately due to the related party nature of the Laidlaw program administration.

Notes to the Combined Financial Statements, page F-9

Note 1:  General, page F-9

Restatement, page F-9

50. Please tell us in further detail the nature of the "error in your reserving methodology" that resulted in the restatement of your financial statements. As part of your response, explain your previous methodology and why you believe your revised methodology is appropriate. In addition, tell us how you discovered the error.

      RESPONSE:

      Beginning in fiscal 1999 and early fiscal 2000, the company used historical collection patterns to predict future collections on existing accounts receivable balances and used this data to review the adequacy and reasonableness of accounts receivable allowances. This analysis used gross revenue by month beginning with the most recently completed period, and included revenue months going back 36 months. Actual cash collection patterns on these revenue months were used to project future cash collections with which to compare the balance sheet net accounts receivable balances. The analysis utilized did not provide for any balance sheet liquidation analysis or balance sheet reserve estimates by payor aging type.

      EMS investigated the initial analyses used in 1999 and 2000 and discovered that included with some of the original data was a reconciliation back to certain general ledger and billing system information. This reconciliation showed a material shortfall of allowances that was previously overlooked by not properly testing reserve requirements at those balance sheet dates. Because the prior analysis was driven principally by income statement data, this opening balance sheet error was never subsequently identified or corrected.

      In connection with the preparation of its opening balance sheet as of January 31, 2005, management performed various analyses relative to its accounts receivable allowances, including a liquidation analysis and a closed claim analysis. Management had recently developed the closed claim analysis that tracks all activity on accounts over a specified

September 14, 2005
Page 24

      period of time that have a $0 balance when the analysis is performed. EMS uses this analysis to evaluate the effectiveness of the company's various billing offices, and EMS determined that the analysis was appropriate as an additional review of the reasonableness of the company's receivable allowances. The closed claim data was applied to EMS's accounts receivable aging by payor and indicated a shortfall in the allowances.

      EMS believes that its closed claim analysis, in combination with the other analyses regularly performed by management, including a roll-forward of accounts receivable activity and applying closed claim write-off percentage data to accounts receivable agings by payor, will provide the company with an additional approach that can use recent billing data to compare to the company's accounts receivable aging and payor mix.

Note 2:  Summary of Significant Accounting Policies, page F-13

Trade and Other Accounts Receivable, net, page F-14

51. Please separately disclose accounts receivable and the related allowance for each of your segments. Second, separately disclose under "Revenue Recognition" the amount of contractual discounts and estimated uncompensated care as a percentage of gross revenue for each segment. Third, explain in MD&A the reason for the increasing provisions as a percentage of gross revenue. And fourth, update the financial statements of EMS with the amount of the provision for contractual discounts and estimated uncompensated care as a percentage of gross revenue.

      RESPONSE:

      The disclosure by segment has been added to the section captioned "Trade and Other Accounts Receivable, net" on page F-14.

      The disclosure by segment has been added to the section captioned "Revenue Recognition" on page F-17.

      MD&A (page 41) has been revised, to add the following statement in the section captioned "Key Factors and Measures We Use to Evaluate Our Business":

            Provisions for contractual discounts and uncompensated care have increased historically primarily as a result of increases in gross billing rates.

      The disclosure in the financial statements has been revised. See the section captioned "Revenue Recognition" on page F-17. Footnote 2 has been updated to include a breakout of the provision by percentage and by segment.

Contractual Arrangements, page F-16

52. Please provide us your analysis of the consolidation requirements outlined in EITF 97-2 for your management contracts. Also, disclose the teams of your arrangements that meet these requirements. For the nominee shareholder model, see the six required characteristics outlined in footnote 1 of EITF 97-2 and for the controlling financial interest model, see the six requirements under Issue 1 of EITF 97-2.

September 14, 2005
Page 25

      RESPONSE:

      Historically, all of the entities with which EmCare had PA management agreements were consolidated using the "nominee shareholder" model delineated in EITF 97-2, footnote 1. Based on its analysis, the company believes it continues to meet the requirements for consolidation under EITF 97-2. However, upon the adoption of FIN 46(R), the company has concluded that these entities constitute VIEs under FIN 46(R) and that EmCare is the primary beneficiary of those VIEs. See our response below to Comment 53. Further, EITF 97-2 indicates that if the company meets the scope of FIN 46(R), then EITF 97-2 is no longer applicable.

53. Please explain to us how you have determined that the consensus in FIN 46(R) does not apply to your management contracts.

      RESPONSE:


      As noted in response to comment 52, the company has concluded that FIN 46(R) applies to the company's PA management contracts. The company has determined that the PAs with which it has these agreements are variable interest entities (VIEs) and that EmCare is the primary -- in fact the sole -- beneficiary of the VIEs, thereby incurring the obligation to absorb expected losses and having the right to receive expected returns. Therefore, those entities the company previously consolidated pursuant to EITF 97-2 should continue to be consolidated under FIN 46(R). We have revised the disclosure to reflect the company's basis of consolidation. See page F-17.


Note 6:  Accrued Liabilities, page F-21

54. Please quantify the significant components of "other" accrued liabilities for all periods presented.

September 14, 2005
Page 27

      RESPONSE:

      There is no item which, individually or when aggregated with related line items, exceeds 5% of total accrued liabilities at any balance sheet date. For example, for the period ended January 31, 2005, the significant components are: $1.7 million of contractual payments due to various providers, $1.2 million of deferred revenue, $1.1 million of accrued property taxes, $1.1 million for accrued physician education credits and $1.1 million for various estimated penalties.

Note 10:  Commitments and Contingencies, page F-24

55. Under SFAS 5, you should accrue for contingencies that are probable and reasonably estimable. If a potential loss is not reasonably estimable, but a material loss is reasonably possible, then you should disclose the nature of the contingency and an estimate of the possible loss or range of loss. In our view, vague or overly broad disclosures that simply reference general risks or litigation are not sufficient for an investor to understand the specific types of contingencies that you are evaluating. Accordingly, you should make every effort to provide investors with an estimate of the possible loss or range of loss for each significant lawsuit and investigation.

      RESPONSE:

      We have revised the disclosure in note 10 of the combined financial statements and have included the amount of the alleged overpayment identified in the draft Audit Report referred to in that note. See the fourth full paragraph on page F-26. Note 10 also includes a description of other legal matters known to management which do not disclose a possible range of loss; as to these matters, management does not have sufficient information from which to estimate a range of possible loss. As required by SFAS 5, the company has previously disclosed the estimated loss for contingencies, where the amount of the loss is estimable, and, where applicable, the company has disclosed final settlement amounts.

56. Please separately disclose on the face of the statement of operations the amount of legal reserves that you have recorded for each period.

      RESPONSE:

      The amount of legal reserves and settlements does not exceed $5 million for any period presented. We do not believe that including this as a separate line item on the income statement will provide meaningful information to a potential investor and, if it were required to be included as a separate line item in future periods, it might adversely affect the company in settlement negotiations for pending claims. The company recognizes that it may be required to disclose the amount taken as a reserve in future periods if the amount is material. Note 10 to the combined financial statements includes references, where applicable, to the income statement classification of any legal settlements.

Note 15:  Valuation and Qualifying Accounts, page F-32

57. Please separately disclose allowances for uncompensated care and allowances for contractual discounts.

      RESPONSE:

      Note 15 has been revised to separately disclose the allowances. Historically, the company's EmCare segment has not allocated its balance sheet allowances or income statement provisions between uncompensated care and contractual discounts. In order to present this information, the company has used historical billing system write-off data to allocate the reserves, additions and reductions shown in note 15 on page F-33.

September 14, 2005
Page 28

Financial Statements of Emergency Medical Services L.P., page F-35

Notes to the Unaudited Financial Statements, page F-39

Note 3:  Equity-based Compensation, page F-40

58. Please disclose the impact to the options upon the anticipated reorganization.

      RESPONSE:

      We have revised Note 9, captioned "Subsequent Event," by adding the following as a second paragraph on page F-46:

            In connection with the offering and the related reorganization, the outstanding options described in note 3 will become options to purchase shares of Emergency Medical Services Corporation's common stock; the number of shares subject to each option and the exercise price will be determined based on Emergency Medical Service Corporation's capitalization and the offering price per share of common stock.

59. Pleased provide us the following information for your issuances of options to purchase partnership units:

      -     The date of grant issuance;

      -     The number of options granted or issued;

      -     The fair value of the underlying partnership unit; and

      - The total amount of compensation deferred and expense recognized, reconciled to your financial statement disclosures.

      RESPONSE:

      There were two option grant dates in the five-month period ended June 30, 2005: February 10, 2005 and May 1, 2005. On February 10, 2005, 1,580,979
      options were granted and on May 1, 2005, 709,000 options were granted. All of these grants were effective as of February 10, 2005, having been authorized by the board of directors before the completion of the acquisition of AMR and EmCare on February 10.

      The fair value of the underlying partnership units was determined to be $10.00 per unit. The company expensed $0.3 million for the five-month period ended June 30, 2005.

60. Tell us how you determined fair value of the underlying partnership unit at each grant or issue date. Where you have used valuation methods to determine fair value, tell us whether you used a third-party valuation specialist and when the valuation was performed. Describe the material assumptions used in your valuations. Highlight any transactions with unrelated party parties believed by management to be particularly strong evidence of an objective fair value per share determination. Discuss and quantify the impact on your fair value of any events which occurred between the date the equity-related issues were granted and the date the registration statement was filed. Your

September 14, 2005
Page 29

      response should clarify the reasons for any difference between the fair value at the transaction date and the estimated IPO price range. Describe significant intervening events within the company and the broader market that explain the significant changes in fair value of your common stock. In addition, tell us your proposed IPO price, when you first initiated discussions with underwriters, and when the underwriters first communicated their estimated price range for your stock.

      RESPONSE:

      The Onex entities purchased partnership units at a price of $10.00 per unit on February 10, 2005 in connection with the formation of EMS L.P., and this equity comprised a portion of the purchase price for AMR and EmCare. This was the fair value EMS ascribed to the options granted on February 10, 2005 and May 1, 2005. In order to evaluate any change in the fair value of the equity, EMS calculated the implied multiple of trailing EBITDA using the arms-length purchase price paid for AMR and EmCare on February 10, 2005 and the trailing 12-month adjusted EBITDA. EMS calculated the enterprise value at March 31, 2005 and June 30, 2005 using the implied transaction multiple times the trailing 12-month adjusted EBITDA as of that date. Applying this valuation methodology, as well as a subsequent sensitivity analysis using possible IPO valuations, there was no material difference in the compensation expense recorded for the period ended June 30, 2005.

      The company's first meeting with the proposed underwriters to consider an initial public offering was on February 23, 2005. The proposed underwriters have not yet communicated to the company an estimated price range for the initial public offering. Various ranges of valuations and, therefore, offering prices were mentioned from time to time during the course of this IPO process. The company has taken these into account in considering the effect of stock issuances in the third quarter and the likely compensation expense the company will be required to record in that quarter. The company has concluded that the compensation expense it currently estimates it will record in the third quarter will not be material.

Note 6:  Insurance, page F-42

61. Please disclose your accounting policy for the captive insurance company and tell us the basis for your policy.

      RESPONSE:

      EMCA, the company's captive insurance company, is a wholly-owned subsidiary of EmCare and follows EmCare accounting policies. This disclosure has been added to the insurance note 12 of the combined financial statements and note 6 for the unaudited consolidated financial statements. See pages F-29 and F-43.

Segment information, page F-43

62. We note on page 47 that approximately 75% of EmCare's net revenues are generated from emergency department staffing services and approximately 25% from management services to independent physician groups and hospitals. Please tell us why the different services EmCare provides would not constitute separate reportable segments under SFAS 131.

      RESPONSE:

      The breakout of revenue between third party payors and management services to affiliated physician groups and hospitals does not reflect two separate segments of business for EmCare. Substantially all of EmCare's revenue is generated from billings under its emergency department and hospitalist contracts. Under many contracts,

September 14, 2005
Page 30

      EmCare bills both third party payors and hospitals to provide the total funding necessary to meet the hospitals' service requirements. We recognize that the language previously appearing on page 47 was confusing, and improperly suggested that 25% of EmCare's net revenue is generated by independent management service contracts. That is not correct, and the language (on page 42) is revised to clarify the revenue components.

Other

63. The independent public accountants in each amendment should furnish manually signed and currently dated consents to the Form S-1.

      RESPONSE:

      In each amendment the independent public accountants will furnish manually signed and currently dated consents to the Form S-1.

Part II - Information not Required in the Prospectus, page II-1

Item 15.  Recent Sales of Unregistered Securities, page II-2

64. Please revise to provide disclosure for the sales of your 10% senior subordinated notes. See Item 701 of Regulation S-K.

      RESPONSE:

      We have added the following text as the first paragraph under Item 15 on page II-3:

            On February 10, 2005, our subsidiaries, AMR Holdco, Inc. and EmCare Holdco, Inc., sold $250,000,000 principal amount of 10% senior subordinated notes due 2005 to Banc of America Securities LLC and JP Morgan Securities Inc., as the initial purchasers, at a purchase price of $975.00 per $1,000 principal amount, in reliance upon the exemption provided by Section 4(2) of the Securities Act and Rule 144A promulgated under the Securities Act.

65. Please revise to disclose the consideration in each of these sales and name the directors and members of senior management to whom you sold securities. See Item 701(b) and (c) of Regulation S-K.

      RESPONSE:

      We have revised the text to include the consideration paid in each of these sales and to identify the directors and members of senior management to whom we sold the securities. See pages II-2 and II-3.

                                      * * *

            As described on page 27 of Amendment No. 1, the company intends to effect a reorganization prior to the completion of this offering. As a result of the reorganization, Emergency Medical Services L.P. ("EMS LP") will become a subsidiary of Emergency Medical Services Corporation ("EMSC"), the successor registrant. Furthermore, as part of the reorganization, certain existing limited partnership units of EMS LP will become exchangeable

September 14, 2005
Page 31

into shares of class B common stock of EMSC at the option of the holder at any time. The company intends to reflect such exchangeable partnership units of EMS LP as permanent equity of EMSC in its consolidated post-IPO financial statements. The company and its independent registered public accounting firm believe the proposed accounting is in accordance with generally accepted accounting principles, as discussed in Exhibit A to this response. In contemplation of this letter, Mr. Doug Tanner of PricewaterhouseCoopers LLP has had preliminary discussions on this issue with Mr. Tony Lopez of the Office of the Chief Accountant.

                                      * * *

            Thank you for your continuing assistance regarding these filings. Please contact the undersigned at (212) 836-8685 or Marybeth O'Keefe at (212) 836-8456 with any further comments or questions you may have.

                                            Sincerely,


                                            /s/ Lynn Toby Fisher
                                            Lynn Toby Fisher

cc:   Daniel F. Zimmerman
      Patrick Kuhn

      Todd G. Zimmerman
      Joel I. Greenberg
      James J. Clark
      Noah B. Newitz

Exhibit A

      As disclosed on page 27 of Amendment No.1 to the Registration Statement on Form S-1 of Emergency Medical Services L.P., a reorganization of the registrant will be effected immediately prior to the initial public offering. EMS LP will become a subsidiary of a newly-formed holding company to be named Emergency Medical Services Corporation ("EMSC"), which will become the successor registrant.

      In connection with the reorganization of EMS LP and the designation of certain existing limited partnership units of EMS LP as "LP exchangeable units," EMS LP will have outstanding exchangeable units (the "LP exchangeable units") that will be held by certain of the pre-reorganization limited partners of EMS LP. Each LP exchangeable unit is exchangeable at any time, at the option of the holder, into one share of EMSC class B common stock and, prior to the exchange, has rights that mirror (and are limited to) the rights of EMSC class B common stock. Based upon the company's current assumptions about the size of the offering, it expects that the LP exchangeable units will represent approximately 80-85% of the economic interests in EMSC and approximately 80-85% of the stated interests in EMS LP. EMSC has concluded that the LP exchangeable unit is the economic equivalent of a share of class B common stock. Accordingly, EMSC believes the interests of the LP exchangeable unitholders should be reflected as permanent equity of EMSC in its consolidated post-IPO financial statements. This presentation is consistent with that of many U.S. registrants that have acquired Canadian companies and used Canadian subsidiaries to issue exchangeable shares in order to defer certain Canadian tax consequences associated with the acquisition. The company has concluded that the LP exchangeable unit structure proposed by it is comparable to Canadian exchangeable share structures used by many U.S. companies that acquire Canadian businesses, and therefore similar accounting would be appropriate.

Background

      EMS LP, a Delaware limited partnership, was formed to acquire the outstanding common stock of American Medical Response, Inc. and EmCare Holding Inc. from Laidlaw International Inc. The purchase was completed effective January 31, 2005, at a purchase price of approximately $818 million (subject to adjustment). Approximately 98% of the equity in EMS LP is held by Onex Partners LP and other affiliates of Onex Corporation (referred to together as the "Onex entities"). The balance of the EMS LP equity is held principally by management and employees of EMS LP.

      The underwriters have advised the company that the offering will not be feasible if the issuer is a limited partnership, and therefore a corporate structure should be used. Rather than merely effecting a conversion of EMS LP into a Delaware corporation, EMSC has structured the proposed transaction so that Canadian interest holders in EMS LP will enjoy the same tax treatment as a result of the initial public offering as U.S. interest holders. That is, no stakeholder will be treated as having made a taxable disposition of its interest in EMS LP merely because the consolidated entity is completing a public offering of its equity as a corporation.

      As part of the holding company formation transaction, holders of approximately 2% of the EMS LP interests (interest holders other than the Onex entities) will exchange their interests in EMS LP for EMSC class A common stock, and the holders of the general partner interest in EMS LP will exchange its controlling general partnership interest in EMS LP for EMSC class B common stock. (As a result, EMS LP will become a consolidated subsidiary of EMSC.) These contributions to EMSC will not be a U.S. taxable event to the holders, under Section 351 of the Internal Revenue Code.

Exhibit A
Page 2

      However, such an exchange or contribution would be problematic for the Onex entities. Although the Onex entities are U.S. entities, they are pass-through entities for U.S. and Canadian tax purposes, and a portion of their interests are held by Canadian residents. The formation transaction -- in which the EMS LP interests are exchanged for EMSC common stock -- would be treated as a taxable disposition by such Canadian interest holders and the interests of the Canadian residents cannot be separated out without adverse tax consequences to them. In other words, a contribution of the U.S. entities' interests in EMS LP to EMSC would be treated as a taxable disposition by the Canadian holders. Accordingly, EMSC has structured the formation transactions to avoid a taxable disposition by any of its holders, while retaining the economic equivalency of all of its outstanding securities.

Canadian Exchangeable Share Structure/ LP Exchangeable Units

      In formulating a structure, EMSC needed to ensure that all of its holders held securities having equivalent economic and corporate governance characteristics, even though, for Canadian tax reasons, its majority stakeholders could not be required to "exchange" their existing securities (EMS LP partnership units) for EMSC common stock. EMSC and its advisors looked to the "exchangeable share" structure commonly used in U.S./Canadian cross-border transactions as a way to meet these requirements.

      We understand that the exchangeable share practice developed in the context of share for share acquisitions of Canadian companies by U.S. companies, where the receipt of common stock of a U.S. company in exchange for Canadian common stock would be taxable to the Canadian security holder. In order to accommodate the tax needs of Canadian holders and the requirements of U.S. pooling-of-interests accounting -- which generally required the use of acquiror common stock -- the practice developed of issuing shares of a Canadian subsidiary of the U.S. acquiror that were designed to mirror, and be exchangeable into, acquiror common stock. In this situation designed to avoid a taxable event, the SEC staff did not object to the use of pooling-of-interest accounting where the combination was being consummated by the U.S. issuer exchanging a security of a Canadian subsidiary for the common stock of the Canadian combining company.

      We understand that when the SEC evaluated these structures, they considered whether or not the security issued by the Canadian subsidiary was virtually identical to the U.S. issuer's common stock, including such matters as voting, dividend and liquidation rights. The proposed documentation for the LP exchangeable units has been modeled after the Canadian exchangeable share documentation and we have concluded, as described below, that the rights attributable to the LP exchangeable units are virtually identical to those of the EMSC class B common stock.

      We recognize that, generally, what is in legal form the equity of a subsidiary cannot be shown as the equity of the parent. EITF 94-2 (Treatment of Minority Interests in Certain Real Estate Investment) confirmed that view and, other than the Canadian exchangeable share structures and EITF 94-2, we could find no other relevant literature. We concluded, however, that the Canadian exchangeable share structure was the appropriate accounting in recognition that the SEC has not objected to that accounting in business combinations involving Canadian companies. We believe this treatment is acceptable despite the absence of pooling-of-interest accounting or a purchase business combination. We would be happy to present the staff examples where Canadian exchangeable shares have recently been used in purchase business combinations. In addition to the fact that our transaction is not a business combination, we do recognize that there are two other differences in our structure from those normally seen in many

Exhibit A
Page 3

Canadian exchangeable share structures. First, the interest holders of EMS LP are not obtaining shares in a new entity (usually a shell Canadian company with no assets or operations); they are retaining an equity interest in their existing entity (although in the form of exchangeable units), which now becomes a subsidiary of the registrant. Second, EMS LP (the entity in which they have an interest) is an entity holding 100% of the ultimate equity interests in substantive operating companies. We do not believe that these differences warrant minority interest accounting for the EMS LP interests.

Rights of LP Exchangeable Units

      The terms of the LP exchangeable units have been carefully delineated so that the rights of the holder are identical in all respects to those of a holder of EMSC class B common stock. Each of the LP exchangeable units will be a security of EMS L.P. that, taking into account the ancillary rights described below, are equivalent -- both economically and in respect of corporate governance and legal rights as a stakeholder in EMSC -- to a share of class B common stock. The holders of LP exchangeable units have the following rights:

      - the right to exchange those units, at any time, at the holders' option, for shares of class B common stock on a one-for-one basis,

      - the right to receive distributions, on a per unit basis, in amounts (or property in the case of non-cash dividends), which are the same as, or economically equivalent to, and which are payable at the same time as, dividends declared on the class B common stock (or dividends that would be required to be declared if class B common stock were outstanding), and the right to receive no other distributions,

      - the right to vote, on an "as exchanged" basis, through the trustee holder of the class B special voting stock, at all stockholder meetings at which holders of the class B common stock or class B special voting stock are entitled to vote, and

      - the right to participate on a pro rata basis with the class B common stock in the distribution of assets of Emergency Medical Services, upon specified events relating to the voluntary or involuntary liquidation, dissolution, winding up or other distribution of the assets through the mandatory exchange of LP exchangeable units for shares of class B common stock, and the right to receive no other distributions.

      By the same token, the LP exchangeable unit represents no economic or general voting rights at the level of EMS LP; all such rights are held by EMSC.

Analysis of EITF 00-19

      Lastly, we considered EITF 00-19 (Accounting for Derivative Financial Instruments Indexed to, and potentially Settled in, a Company's Own Stock). EITF 00-19 relates to stand-alone derivative instruments and, therefore, the EMS LP interests are outside the scope of this EITF. However, we nevertheless evaluated the LP exchangeable interests to determine whether, if they were deemed to be derivative securities, they would be classified as permanent equity of EMSC. Although the exchangeable share feature is not a free-standing derivative instrument pursuant to paragraph 6 of FASB Statement 133, the accounting and financial statement classification framework of EITF 00-19 provides guidance regarding conditions that

Exhibit A
Page 4

must be met in order for an instrument to qualify as permanent equity. Using the EITF 00-19 framework, the company believes that an instrument with terms such as those in the LP exchangeable unit instrument would be classified as permanent equity by EMSC because its terms conform to the applicable permanent equity classification criteria set forth in EITF 00-19.

Conclusion

      Although the LP exchangeable units represent equity interests issued by EMS LP, the subsidiary company, the holders have no economic or corporate governance rights at the EMS LP level. Rather, all such rights are held solely at the EMSC (parent) level. Accordingly, the company has concluded that following the established practice used in many business combinations that use the Canadian exchangeable share structure is appropriate, and that such equity interests are most appropriately reflected as equity of the parent company in the consolidated post-offering financial statements of EMSC.